May 2, 2007

Mr. Glenn M. Renwick
Director, President and Chief Executive Officer
The Progressive Corporation
6300 Wilson Mills Road
Mayfield, OH 44143

> **Re: The Progressive Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-09518**

Dear Mr. Renwick:

We have limited our review of your filing to the issues we have addressed in our comment. In our comment, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Exhibit 13: 2006 Annual Report to Shareholders

Financial Statements

Note 1: Reporting and Accounting Policies, page A-6

1.   In "Nature of Operations" you disclose that you had one mutual insurance company affiliate as of December 31, 2006. In "Basis of Consolidation and Reporting" you disclose that you consolidate all of your subsidiaries and the affiliate because they are either wholly owned or controlled. Please provide us in a disclosure-type format a revised policy disclosure that clarifies what you mean by "controlled" and explain to us separately how your policy complies with GAAP by referencing the authoritative literature you rely upon to support your accounting. In your response, please explain to us how you control your mutual

insurance company affiliate as it would seem that a mutual insurance company is owned by its policyholders.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant